LAW OFFICES
                       ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
TIMOTHY B. MATZ                     12TH FLOOR                PATRICIA J. WOHL
STEPHEN M. EGE                 734 15TH STREET, N.W.          DAVID TEEPLES
RAYMOND A. TIERNAN            WASHINGTON, D.C. 20005          DANIEL R. KLEINMAN
GERARD L. HAWKINS                     _______                 ERIC M. MARION
NORMAN B. ANTIN                                               BRIAN J. CRAIG
JOHN P. SOUKENIK*            TELEPHONE: (202) 347-0300
GERALD F. HEUPEL, JR.        FACSIMILE: (202) 347-2172          ----------
JEFFREY A. KOEPPEL                 WWW.EMTH.COM
DANIEL P. WEITZEL
PHILIP ROSS BEVAN                                             SENIOR COUNSEL
HUGH T. WILKINSON
JEFFREY D. HAAS                                               W. MICHAEL HERRICK
KEVIN M. HOULIHAN
KENNETH B. TABACH                                             OF COUNSEL

                                                              ALLIN P. BAXTER
                                                              JACK I. ELIAS
*NOT ADMITTED IN D.C.                                         SHERYL JONES ALU


                                  June 26, 2000

                                    VIA EDGAR



Board of Directors                            Board of Directors
Cohoes Bancorp, Inc.                          Hudson River Bancorp, Inc.
75 Remsen Street                              One Hudson City Center
Cohoes, New York 12047                        Hudson, New York 12534

      Re: Federal Income Tax Consequences Arising from the Merger contemplated by the Agreement and Plan of Merger dated as of April 25, 2000 between Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. (the "Agreement")

Ladies and Gentlemen:

         In connection with filings to be made by the parties with regulatory authorities and the Securities and Exchange Commission, set forth below is this firm's opinion relating to certain federal income tax consequences applicable to the proposed Merger contemplated by the Agreement. Capitalized terms used herein which are not expressly defined herein shall have the meaning assigned to them in the Agreement.

                                      FACTS

         Pursuant to the Agreement, it is proposed that the Merger will be implemented through the merger of Cohoes with and into Hudson. In the Merger, each shareholder of Cohoes will exchange all of such holder's Cohoes Common Stock for Hudson Common Stock and cash in lieu of any fractional share interest.





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Board of Directors
June 26, 2000
Page 2


                                   ASSUMPTIONS

         A. The Merger will be implemented strictly in accordance with the terms of the Agreement.

         B. All conditions precedent contained in the Agreement shall be performed or waived prior to the Effective Time.

         C. The representations of Cohoes and Hudson made in their respective tax representation letters to counsel dated June 26, 2000 and June 23, 2000, respectively, shall be true and correct as of the date hereof and will be true and correct as of the Effective Time.

         D. All of the shareholders of Cohoes are citizens or residents of the United States of America ("U.S. Holders"). For purposes hereof, U.S. Holders do not include certain classes of taxpayers including but not limited to foreign persons, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired or acquire Cohoes Common Stock pursuant to the exercise of stock options or otherwise as compensation and persons who hold shares of Cohoes Common Stock in a hedging transaction or as part of a straddle or conversion transaction.

                                    OPINIONS

         Subject to the foregoing and to the conditions and limitations expressed elsewhere herein, we are of the opinion on the date hereof that for federal income tax purposes:

         1. the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and Cohoes and Hudson will each be a party to the reorganization;

         2. no gain or loss will be recognized by Hudson or Cohoes as a result of the Merger;

         3. except as provided in paragraph 5 below, no gain or loss will be recognized by any U.S. Holder who exchanges all of his or her Cohoes Common Stock solely for Hudson Common Stock in the Merger; and in such case, the aggregate adjusted tax basis of the shares of Hudson Common Stock (including a fractional share interest in Hudson Common Stock deemed received and redeemed as described below) received by such U.S. Holder will be the same as the aggregate adjusted tax basis of the shares of the Cohoes Common Stock exchanged therefor;

         4. the holding period of the Hudson Common Stock received by a U.S. Holder who exchanges all of his or her Cohoes Common Stock solely for Hudson Common Stock in the Merger will include the holding period of the Cohoes Common Stock surrendered and exchanged therefor,


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Board of Directors
June 26, 2000
Page 3

provided that such shares of Cohoes Common Stock were held as a capital asset by such U.S. Holder at the Effective Time;

         5. a U.S. Holder who receives cash in lieu of a fractional share interest in Hudson Common Stock in the Merger will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest; under Section 302 of the Code, if such deemed distribution is "substantially disproportionate" with respect to the U.S. Holder or is "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest (determined as described in paragraph 2 above); such capital gain or loss would be long-term capital gain or loss if the U.S. Holder's holding period in a fractional share interest is more than one year; long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 20% if the holding period exceeds one year; and

         6. the Bank Merger, if consummated immediately after the Effective Time, will qualify as a reorganization within the meaning of Section 368(a) of the Code; and the consummation of the Bank Merger will not adversely affect the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

         The foregoing opinions reflect our legal judgment based upon the facts and assumptions presented herein. This opinion has no official status or binding effect of any kind. Accordingly, we cannot assure you that the IRS or any court of competent jurisdiction will agree with this opinion.

         We hereby consent to the filing of this letter with the Securities and Exchange Commission as an exhibit to the Registration Statement and to all references made to this firm and to this letter in the Registration Statement.



                                        Elias, Matz, Tiernan & Herrick L.L.P.


                                        By:  /s/ Gerald F. Heupel, Jr.
                                              Gerald F. Heupel, Jr., Partner